Exhibit 99.2

Stockholm, Sweden	August 18, 2022

Interim Report Q2, 2022

European approval for Kinpeygo®

“On May 19th, the European Medicines Agency (EMA) announced that it had adopted a positive opinion regarding the application for conditional approval of Kinpeygo® for the treatment of IgA nephropathy, and on July 15th the European Commission issued the market authorization for Kinpeygo in the European Economic Area (EEA).

This is the first time that any drug has achieved approval for this rare disease in Europe and we are delighted that we can contribute a piece of the puzzle in the broader effort to improve care for patients with orphan diseases. We have now initiated the transfer of our market authorization to our partner, STADA, and look forward to seeing Kinpeygo being launched in Europe. Having now received approval in both the US and

Europe we are looking forward to the regulatory process in China, where our partner, Everest Medicines, plans to file for approval with the NMPA in the second half of this year.

In the US we continue to have significant success in our early commercial efforts. Net revenues from TARPEYO® grew by over 250% when compared to Q1, resulting in net revenues of SEK 63.6 million ($6.6m) from TARPEYO for Q2. This reflects the continued strong interest from nephrologists, with unique prescribers growing from 111 in Q1 to 314 prescribers during Q2 with enrolments growing significantly from 134 in Q1 to 315 in Q2. This is a testament both to the unmet medical need perceived by nephrologists for this patient group as well as significant interest from prescribers generated due to the strong proteinuria and eGFR data associated with our product.

We are thrilled to be another step closer to bringing the first approved medication in IgAN to patients around the world, and look forward to continuing to expand access for patients with an unmet medical need for the rest of the year and beyond.”

CEO Renée Aguiar-Lucander

Summary of Q2 2022

April 1 – June 30

●	Net sales amounted to SEK 64.0 million, whereof TARPEYO net sales amounted to SEK 63.6 million, for the three months ended June 30, 2022. No net sales were recognized for the three months ended June 30, 2021.
●	Operating loss amounted to SEK 209.8 million and SEK 159.4 million for the three months ended June 30, 2022 and 2021, respectively.
●	Loss per share before and after dilution amounted to SEK 3.62 and SEK 3.22 for the three months ended June 30, 2022 and 2021, respectively.
●	Cash amounted to SEK 846.8 million and 709.3 million as of June 30, 2022 and 2021 respectively.

Significant events during Q2 2022, in summary

●	In May 2022, Calliditas announced that the first patient had been randomized in the Group’s proof-of-concept Phase 2 study in patients with squamous cell carcinoma of the head and neck (SCCHN) with the NOX 1 and 4 inhibitor, setanaxib.

●	In May 2022, Calliditas announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion recommending the granting of a conditional marketing authorisation for Kinpeygo for the treatment of IgA nephropathy.
●	In May 2022, the Annual General Meeting of Calliditas was held and, among other things, the meeting decided on the election of Henrik Stenqvist and Elisabeth Björk to the Board of Directors and the establishment of a U.S. At-the-Market framework, pursuant to which Calliditas may, at its option, sell American Depositary Shares (“ADSs”) in the United States.

Significant events after the reporting period

●	In July 2022, Calliditas announced that the European Commission (EC) granted conditional marketing authorization for Kinpeygo for the treatment of IgA nephropathy (IgAN) in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio (UPCR) ≥1.5 g/gram. Kinpeygo is an orphan medicinal product and became the first and only approved treatment for IgAN in Europe. Kinpeygo will be marketed in the European Economic Area (EEA) exclusively by STADA Arzneimittel AG.

Investor Presentation August 18, 2022 14:30 CET

Audio cast with teleconference, Q2 2022

Webcast: https://tv.streamfabriken.com/calliditas-therapeutics-q2-2022

Teleconference: SE: +46856642692 UK: +443333009260 US: +16467224904

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was sent for publication, through the agency of the contact persons set out above, on August 18, 2022 at 07:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYO® and conditional marketing authorization by the European Commission under the trade name KINPEYGO®. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, commercialization efforts, business plans, regulatory submissions, clinical development plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, continued and additional regulatory approvals for TARPEYO and Kinpeygo, market acceptance of TARPEYO and Kinpeygo, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and

Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.